Exhibit 99.1

Northern Dynasty: US federal district court rejects litigation filed by Pebble opponents

US Environmental Protection Agency (EPA) action to withdraw pre-emptive veto upheld

April 20, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that, on Friday April 17, a US federal district court judge in Alaska granted the US Environmental Protection Agency’s (“EPA”) ‘Motion to Dismiss’ a case brought by a collection of anti-Pebble activist groups.

The litigation challenged EPA’s July 2019 decision to formally withdraw its prior regulatory action under Section 404(c) of the Clean Water Act (initiated in 2014 by the Obama Administration), which sought to pre-emptively veto the Pebble Project before permit applications had been filed or an Environmental Impact Statement (“EIS”) permitting process was undertaken. In granting the Motion to Dismiss, US District Judge Sharon L. Gleason found the anti-Pebble activists had “failed to state a claim upon which relief can be granted”.

In a statement released April 18, 2020, Pebble Limited Partnership (“Pebble Partnership” or “PLP”) CEO Tom Collier said the US legal system has once again re-affirmed the Pebble Project’s right to receive a fair and objective permitting review under the Clean Water Act (“CWA”) and National Environmental Policy Act (“NEPA”). He said the court decision received last week removes yet another obstacle to receiving a Final EIS and Record of Decision on the Pebble Project by mid-2020.

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The Pebble Partnership statement released April 18, 2020 quotes PLP CEO Tom Collier:

“For years, we have sought basic fairness for the Pebble Project to be fully vetted under the regular permitting process and to block attempts to preempt that fundamental right. Once again, a coalition of anti Pebble groups including national environmental groups like the Natural Resources Defense Council have been proven wrong in their ad hominem attacks on Pebble. This time a Federal District Judge in Alaska has ruled that their most recent attack did not even state a cause of action that required review by the court. Therefore, their lawsuit against EPA was dismissed for lack of jurisdiction.

“We have long held that the preemptive veto against Pebble was poor public policy and that decisions about the merits of developing a mine at the Pebble Prospect should be made through the legal, statutory process defined by NEPA. The preemptive veto was brought against the project by the Obama era EPA before a single permit to develop had been filed with a regulatory agency. The current administration made the correct decision to withdraw the preemptive veto and allow the project to be reviewed via the legal, statutory process defined by NEPA and the CWA. The Federal District Court correctly recognized the validity of this decision. The EPA, in their decision to withdraw the preemptive veto, noted that a detailed plan of development had been submitted for review allowing the agency and other regulators to fully vet the project.

“This decision moves Pebble one step closer to completing its federal permitting process. The U.S. Army Corps of Engineers current schedule calls for the Final Environmental Impact Statement and the Record of Decision for the project to be issued by mid-year. We see no reason why this schedule will not be met, especially now that this meritless litigation has been dismissed.

“We firmly believe the project will be developed without harm to the Bristol Bay fishery and for the benefit of the region, especially the communities around Iliamna Lake. Preliminary reports from the Corps of Engineers indicate it can be done responsibly and we look forward their final report this summer.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

 Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The NEPA EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.